SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of The LaPorte Savings Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 46350

SAVINGS PLAN FOR EMPLOYEES OF
THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2009 and 2008

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 22, 2010

1.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Participant-directed investments, at fair value (Note 4)	$2,642,054	$2,235,393
Participant loans	142,385	133,638

Receivables
Employer contributions	1,875	3,493
Participant contributions	9,524	8,715
	11,399	12,208

Total assets	2,795,838	2,381,239

Net assets, reflecting all investments at fair value	2,795,838	2,381,239

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,638)	35,232

NET ASSETS AVAILABLE FOR BENEFITS	$2,793,200	$2,416,471

See accompanying notes to financial statements.

2.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 4)	$311,200
Dividend and interest income	15,911
327,111
Contributions
Employer’s	70,817
Participants’	258,881
329,698
Total additions	656,809

Deductions from net assets attributed to:
Benefits paid to participants	269,411
Administrative expenses	10,669
Total deductions	280,080

Net increase	376,729
Net assets available for benefits
Beginning of year	2,416,471
End of year	$2,793,200

See accompanying notes to financial statements.

3.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of The LaPorte Savings Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  As of February 2010, employees must complete one full calendar year of service prior to participating in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributed 50 percent of the first 6 percent of eligible compensation until June 1, 2009.  Subsequent to June 1, 2009, the Company contributed 25 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company’s board of directors.  No profit sharing contribution was authorized for the current Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.  The Plan also includes an automatic contribution arrangement that applies to new participants or re-hired participants as they enter the Plan.  The automatic deferral amount is 3 percent of eligible compensation.  Participants who do not wish to be automatically enrolled may elect not to defer or to defer another percentage.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions, and is charged with his or her withdrawals and an allocation of fund expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability:  A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after 5 years.

4.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59 ½.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.

Loan Provisions:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator.  Principal and interest are paid through payroll deductions.

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Adoption of New Accounting Standards

FASB Accounting Standards Codification:  In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive release of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification is effective for financial statements issued for periods ending after September 15, 2009.

5.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements and Disclosures:  In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any weight should be assigned to the indication of the asset or liability’s fair value.  Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts).  This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009.  Early application is permitted in financial statements that have not yet been issued.  The Plan’s adoption of this standard in 2009 had no material effect upon the Plan’s net assets available for benefits.

Issued But Not Yet Effective Accounting Policy:  In January 2010, the FASB amended disclosure requirements regarding fair value measurements (through the issuance of ASU 2010-6), both expanding upon required disclosures and clarifying existing disclosure requirements.  These new disclosures and clarifications of existing disclosures are generally effective for the Plan beginning with the 2010 plan year; however certain of the additional disclosures are not effective until the Plan year ended December 31, 2011.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

6.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – INVESTMENTS

The following presents the fair values of investments held by the Plan:

	December 31,
	2009	2008
Mutual Funds
American Century Vista Advisor Fund,
5,621 and 5,016 units, respectively	$73,575	$54,025
American Funds EuroPacific Growth R3 Fund,
6,176 and 3,421 units, respectively*	232,710	94,283
Fidelity Advisor Small Cap T Fund,
4,773 and 3,989 units, respectively	102,153	66,902
American Funds Growth Fund of America R3 Fund,
9,147 and 7,003 units, respectively*	246,321	141,464
	654,759	356,674
Pooled Separate Accounts
Principal Bond and Mortgage, 83 and 70 units, respectively	64,740	45,042
Russell Life Growth Strategy, 9,625 and 8,552 units, respectively	132,556	91,870
Russell Life Balance Strategy, 24,923 and 21,170 units, respectively*	376,026	253,455
Russell Life Conservative Strategy, 3,447 and 2,466 units, respectively	53,082	31,787
Russell Life Equity Growth Strategy, 6,340 and 4,378 units, respectively	80,405	42,710
Russell Life Moderate Strategy, 6,778 and 8,635 units, respectively	103,002	106,363
Principal SmallCap S&P 600 Index, 1,276 and 1,200 units, respectively	24,588	18,497
Principal MidCap S&P 400 Index, 2,818 and 2,584 units, respectively	54,328	36,549
Principal LargeCap Value III, 5,368 and 4,436 units, respectively	59,420	41,430
Principal MidCap Value I, 1,876 and 3,556 units, respectively	54,026	36,295
Principal SmallCap Value I, 1,390 and 1,376 units, respectively	22,489	19,263
Principal LargeCap S&P 500 Index, 1,536 and 1,314 units, respectively	65,629	44,664
Principal Core Plus Bond I, 12,290 and 0 units, respectively	138,469	—
	1,228,760	767,925
Common Stock
LaPorte Bancorp, Inc., 83,042 and 74,548 units, respectively*	365,386	391,379

Collective Trusts - Stable Value Funds
Principal Stable Value Fund, 22,299 and 43,982 units
(contract value $390,511 and $754,647), respectively*	393,149	719,415
Participant Loans	142,385	133,638
	$2,784,439	$2,369,031

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current or prior year.

8.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan’s investment categories for the year ended December 31, 2009:

Mutual Funds	$139,024
Pooled Separate Accounts	230,500
Common Stock	(68,789)
Collective Trusts - Stable Value Fund	10,465
$311,200

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company and a stable value fund issued by Union Bond and Trust.  Both Principal Life Insurance Company and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company, also an affiliate of Principal Financial Group, was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  The LaPorte Savings Bank is the Plan trustee.  The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 4), and recognized no dividend income in 2009 from this related party investment.  Participant loans held by the Plan also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 8, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

9.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$2,793,200	$2,416,471
Deficiency/(Excess) of contract value over estimated fair value of investment in stable value fund	2,638	(35,232)

Net assets per the Form 5500	$2,795,838	$2,381,239

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2009 per the financial statements to the net income reported in the 2009 Form 5500:

Increase in net assets available for benefits per the financial statements	$376,729
Change in deficiency/excess of contract value over estimated fair value of investment in stable value fund	37,870

Net income per the Form 5500	$414,599

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

10.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  Investments in LaPorte Bancorp, Inc. (the “Corporation”) common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  Each of the pooled separate accounts invests either in multiple securities or in single mutual funds which are generally identified in the name of the pooled separate account.  Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

11.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts - Stable value fund:  The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interest in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality.  For liquidity purposes, the Fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies and collective investment trusts that meet the investment objectives.  The stable value fund provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Participant loans:  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

12.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual funds:
Large U.S Equity	$246,321	$—
Small/Mid U.S. Equity	175,728	—
International Equity	232,710	—
Pooled separate accounts:
Large U.S. Equity	—	125,049
Small/ Mid U.S. Equity	—	155,431
Balanced/Asset Allocation	—	745,071
Fixed Income	—	203,209
Common Stock	365,386	—
Collective Trust – Stable Value Fund	—	393,149

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments:
Mutual Funds	$356,674	$—
Pooled Separate Accounts	—	767,925
Common Stock	391,379	—
Stable Value Fund	—	719,415

13.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification Number:	35-0461190
Three-digit plan number:	002

	(B)	(C)	(D)	(E)
(A)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost	Current Value

*	Principal Life Insurance Co.	Pooled Separate Accounts	**	$64,740
		Principal Bond and Mortgage
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	376,026
		Russell Life Balance Strategy
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	53,082
		Russell Life Conservative Strategy
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	80,405
		Russell Life Equity Growth Strategy
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	132,556
		Russell Life Growth Strategy
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	103,002
		Russell Life Moderate Strategy
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	59,420
		Principal LargeCap Value III
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	65,629
		Principal LargeCap S&P 500 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	54,026
		Principal MidCap Value II
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	22,489
		Principal SmallCap Value I
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	54,328
		Principal MidCap S&P 400 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	24,588
		Principal SmallCap S&P 600 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	138,469
		Principal Core Plus Bond I
*	Union Bond & Trust Co.	Common/Collective Trust	**	393,149
		Principal Stable Value Fund
	American Funds Service Co.	Registered Investment Company	**	246,321
		American Funds Growth Fund of America R3 Fund
	American Century Investments	Registered Investment Company	**	73,575
		American Century Vista Advisor Fund
	Fidelity Investments	Registered Investment Company	**	102,153
		Fidelity Advisor Small Cap T Fund
	American Funds Service Co.	Registered Investment Company	**	232,710
		American Funds EuroPacific Growth R3 Fund
*	LaPorte Bancorp, Inc.	Employer Security	**	365,386
		LaPorte Bancorp, Inc. Stock
*	Participant Loans	Interest rates ranging from 5.25% to 10.25%		142,385

				$2,784,439

*	Denotes party-in-interest investment.
**	Investment is participant directed, therefore, historical cost is not required.

14.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
Date: June 24, 2010	By: /s/ Debra S. Varnak
Name: Debra S. Varnak
Title: Vice President Human Resources
The LaPorte Savings Bank